EXHIBIT 12.1

STATEMENT REGARDING THE

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Nine months ended September 30, 2009	Year ended December 31,
		2008	2007	2006	2005	2004
	$ in thousands
Fixed Charges:
Interest costs of short-term loan	3,233	2,847
Rentals—one third of rental expenses (the portion deemed representative of the interest factor)	2,780	3,636	2,779	2,636	2,426	2,104

Total fixed charges	6,013	6,483	2,779	2,636	2,426	2,104

Earnings:
Pre-tax income (loss) before adjustment for minority interest in consolidated subsidiary	(16,689)	(140,812)	4,446	63,433	48,909	33,684
Fixed charges, as above	6,013	6,483	2,779	2,636	2,426	2,104

Total earnings (loss)	(10,676)	(134,329)	7,225	66,069	51,335	35,788

Ratio of earnings to fixed charges	*	*	2.6	25.1	21.2	17.0

*	Due to the Registrant’s loss in the first nine months of 2009 and in 2008, the ratio was less than 1:1. The Registrant would have had to generate additional earnings of $16,689,000 in the first nine months of 2009 and $140,812,000 in 2008 to achieve a ratio of 1:1.